CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Condensed Consolidated Balance Sheets

(millions of Canadian dollars)	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	1,097	2,025
Accounts receivable (note 3)	1,458	1,345
Income taxes receivable	461	323
Inventories	1,812	1,736
Prepaid expenses	89	64
	4,917	5,493
Exploration and evaluation assets (notes 3, 4)	1,144	773
Property, plant and equipment, net (notes 3, 5)	29,750	27,354
Goodwill	698	663
Contribution receivable	136	607
Investment in joint ventures (note 3)	153	132
Other assets (note 3)	106	139
Total Assets	36,904	35,161
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 3)	3,155	2,985
Asset retirement obligations (note 9)	210	107
Long-term debt due within one year (note 7)	798	—
	4,163	3,092
Long-term debt (note 7)	3,321	3,918
Other long-term liabilities (note 3)	271	328
Contribution payable	1,421	1,336
Deferred tax liabilities (note 3)	4,942	4,640
Asset retirement obligations (note 9)	2,708	2,686
Total Liabilities	16,826	16,000
Shareholders’ equity
Common shares (note 10)	6,974	6,939
Preferred shares	291	291
Retained earnings	12,615	11,950
Other reserves	198	(19)
Total Shareholders’ Equity	20,078	19,161
Total Liabilities and Shareholders’ Equity	36,904	35,161
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 1

Condensed Consolidated Statements of Income

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars, except share data)	2013	2012	2013	2012
Gross revenues	6,056	5,810	23,869	22,550
Royalties	(215)	(189)	(864)	(693)
Marketing and other	76	79	312	398
Revenues, net of royalties	5,917	5,700	23,317	22,255
Expenses
Purchases of crude oil and products	3,904	3,420	14,067	13,416
Production and operating expenses	696	703	2,793	2,610
Selling, general and administrative expenses	159	106	558	448
Depletion, depreciation, amortization and impairment (note 5)	918	738	3,005	2,580
Exploration and evaluation expenses	28	157	246	344
Other – net	(87)	(104)	(87)	(123)
	5,618	5,020	20,582	19,275
Earnings from operating activities	299	680	2,735	2,980
Share of equity investment	(5)	(11)	(10)	(11)
Financial items (note 8)
Net foreign exchange gains (losses)	13	(1)	21	14
Finance income	15	21	51	93
Finance expenses	(34)	(45)	(169)	(240)
	(6)	(25)	(97)	(133)
Earnings before income taxes	288	644	2,628	2,836
Provisions for income taxes
Current	93	61	589	536
Deferred	18	109	210	278
	111	170	799	814
Net earnings	177	474	1,829	2,022
Earnings per share (note 10)
Basic	0.18	0.48	1.85	2.06
Diluted	0.18	0.48	1.85	2.06
Weighted average number of common shares outstanding (note 10)
Basic (millions)	983.4	982.1	983.0	975.8
Diluted (millions)	984.8	982.2	983.6	975.9
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 2

Condensed Consolidated Statements of Comprehensive Income

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars)	2013	2012	2013	2012
Net earnings	177	474	1,829	2,022
Other comprehensive income (loss)
Items that will not be reclassified into earnings, net of tax:
Remeasurements of pension plans	20	12	20	15
Items that may be reclassified into earnings, net of tax:
Derivatives designated as cash flow hedges (note 11)	9	2	36	3
Exchange differences on translation of foreign operations	190	58	361	(95)
Hedge of net investment (note 11)	(97)	(27)	(180)	15
Other comprehensive income (loss)	122	45	237	(62)
Comprehensive income	299	519	2,066	1,960
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 3

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Attributable to Equity Holders
				Other Reserves
(millions of Canadian dollars)	Common Shares	Preferred Shares	Retained Earnings	Foreign Currency Translation	Hedging	Total Shareholders’ Equity
Balance as at December 31, 2011	6,327	291	11,097	60	(2)	17,773
Net earnings	—	—	2,022	—	—	2,022
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax of $5 million)	—	—	15	—	—	15
Derivatives designated as cash flow hedges (net of tax of $1 million) (note 11)	—	—	—	—	3	3
Exchange differences on translation of foreign operations (net of tax of $12 million)	—	—	—	(95)	—	(95)
Hedge of net investment (net of tax of $2 million) (note 11)	—	—	—	15	—	15
Total comprehensive income (loss)	—	—	2,037	(80)	3	1,960
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	607	—	—	—	—	607
Stock options exercised	5	—	—	—	—	5
Dividends declared on common shares (note 10)	—	—	(1,171)	—	—	(1,171)
Dividends declared on preferred shares (note 10)	—	—	(13)	—	—	(13)
Balance as at December 31, 2012	6,939	291	11,950	(20)	1	19,161
Net earnings	—	—	1,829	—	—	1,829
Other comprehensive income (loss)
Remeasurements of pension plans (net of tax of $7 million)	—	—	20	—	—	20
Derivatives designated as cash flow hedges (net of tax of $13 million) (note 11)	—	—	—	—	36	36
Exchange differences on translation of foreign operations (net of tax of $58 million)	—	—	—	361	—	361
Hedge of net investment (net of tax of $27 million) (note 11)	—	—	—	(180)	—	(180)
Total comprehensive income	—	—	1,849	181	36	2,066
Transactions with owners recognized directly in equity:
Stock dividends paid (note 10)	8	—	—	—	—	8
Stock options exercised	27	—	—	—	—	27
Dividends declared on common shares (note 10)	—	—	(1,180)	—	—	(1,180)
Dividends declared on preferred shares (note 10)	—	—	(13)	—	—	(13)
Change in accounting policy (note 3)	—	—	9	—	—	9
Balance as at December 31, 2013	6,974	291	12,615	161	37	20,078
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 4

Condensed Consolidated Statements of Cash Flows

	Three months ended		Year ended
	December 31,		December 31,
(millions of Canadian dollars)	2013	2012	2013	2012
Operating activities
Net earnings	177	474	1,829	2,022
Items not affecting cash:
Accretion (note 8)	31	24	125	97
Depletion, depreciation, amortization and impairment (note 5)	918	738	3,005	2,580
Exploration and evaluation expenses (note 4)	2	58	10	60
Deferred income taxes	18	109	210	278
Foreign exchange	2	12	11	(20)
Stock-based compensation (note 10)	73	33	105	54
Loss (gain) on sale of assets	(3)	(2)	(27)	1
Other	(75)	(32)	(46)	(62)
Settlement of asset retirement obligations (note 9)	(50)	(38)	(142)	(123)
Income taxes paid	(81)	(87)	(433)	(575)
Interest received	5	10	19	34
Change in non-cash working capital (note 6)	(188)	2	(21)	847
Cash flow – operating activities	829	1,301	4,645	5,193
Financing activities
Long-term debt issuance	—	—	—	500
Long-term debt repayment (note 7)	—	—	—	(410)
Settlement of cross currency swaps	—	—	—	(89)
Debt issue costs	—	(1)	—	(9)
Proceeds from exercise of stock options	1	5	27	5
Dividends on common shares	(292)	(293)	(1,171)	(557)
Dividends on preferred shares (note 10)	(3)	(7)	(13)	(17)
Interest paid	(82)	(79)	(243)	(252)
Contribution receivable payment	119	177	520	563
Other	12	9	53	25
Change in non-cash working capital (note 6)	(12)	5	(19)	79
Cash flow – financing activities	(257)	(184)	(846)	(162)
Investing activities
Capital expenditures	(1,537)	(1,473)	(5,028)	(4,701)
Proceeds from asset sales	5	19	37	24
Contribution payable payment	(23)	(55)	(87)	(152)
Other	15	(29)	(8)	(61)
Change in non-cash working capital (note 6)	456	181	364	56
Cash flow – investing activities	(1,084)	(1,357)	(4,722)	(4,834)
Increase (decrease) in cash and cash equivalents	(512)	(240)	(923)	197
Effect of exchange rates on cash and cash equivalents	2	—	(5)	(13)
Cash and cash equivalents at beginning of period	1,607	2,265	2,025	1,841
Cash and cash equivalents at end of period	1,097	2,025	1,097	2,025
The accompanying notes to the condensed interim consolidated financial statements are an integral part of these statements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Note 1	Description of Business and Segmented Disclosures
Management has identified segments for the business of Husky Energy Inc. (“Husky” or “the Company”) based on differences in products, services and management responsibility. The Company’s business is conducted predominantly through two major business segments – Upstream and Downstream.
Upstream includes exploration for, and development and production of, crude oil, bitumen, natural gas and natural gas liquids (Exploration and Production) and marketing of the Company’s and other producers’ crude oil, natural gas, natural gas liquids, sulphur and petroleum coke, pipeline transportation and blending of crude oil and natural gas and storage of crude oil, diluent and natural gas (Infrastructure and Marketing). The Company’s Upstream operations are located primarily in Western Canada, offshore East Coast of Canada, offshore China, offshore Indonesia and offshore Taiwan.
Downstream includes upgrading of heavy crude oil feedstock into synthetic crude oil (Upgrading), refining in Canada of crude oil and marketing of refined petroleum products including gasoline, diesel, ethanol blended fuels, asphalt and ancillary products, and production of ethanol (Canadian Refined Products) and refining in the U.S. of primarily crude oil to produce and market gasoline, jet fuel and diesel fuels that meet U.S. clean fuels standards (U.S. Refining and Marketing).

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 6

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Three months ended December 31,	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Gross revenues(3)	1,734	1,773	457	785	2,191	2,558	484	562	1,288	933	2,690	2,355	4,462	3,850	(597)	(598)	6,056	5,810
Royalties	(215)	(189)	—	—	(215)	(189)	—	—	—	—	—	—	—	—	—	—	(215)	(189)
Marketing and other(3)	—	—	76	79	76	79	—	—	—	—	—	—	—	—	—	—	76	79
Revenues, net of royalties	1,519	1,584	533	864	2,052	2,448	484	562	1,288	933	2,690	2,355	4,462	3,850	(597)	(598)	5,917	5,700
Expenses
Purchases of crude oil and products(3)	29	20	438	741	467	761	362	417	1,129	794	2,543	2,046	4,034	3,257	(597)	(598)	3,904	3,420
Production and operating expenses	502	513	1	—	503	513	45	40	49	49	99	102	193	191	—	(1)	696	703
Selling, general and administrative expenses	44	18	4	6	48	24	2	1	16	15	3	3	21	19	90	63	159	106
Depletion, depreciation, amortization and impairment	791	614	2	6	793	620	25	27	23	21	60	57	108	105	17	13	918	738
Exploration and evaluation expenses	28	157	—	—	28	157	—	—	—	—	—	—	—	—	—	—	28	157
Other – net	(63)	(72)	(2)	—	(65)	(72)	(23)	(17)	1	—	—	4	(22)	(13)	—	(19)	(87)	(104)
Earnings (loss) from operating activities	188	334	90	111	278	445	73	94	70	54	(15)	143	128	291	(107)	(56)	299	680
Share of equity investment	(5)	(11)	—	—	(5)	(11)	—	—	—	—	—	—	—	—	—	—	(5)	(11)
Financial items
Net foreign exchange gains (losses)	1	—	—	—	1	—	—	—	—	—	—	—	—	—	12	(1)	13	(1)
Finance income	2	—	—	—	2	—	—	—	—	—	—	—	—	—	13	21	15	21
Finance expenses	(27)	(19)	—	—	(27)	(19)	(1)	(2)	(1)	(1)	(1)	(1)	(3)	(4)	(4)	(22)	(34)	(45)
Earnings (loss) before income taxes	159	304	90	111	249	415	72	92	69	53	(16)	142	125	287	(86)	(58)	288	644
Provisions for (recovery of) income taxes
Current	54	16	43	50	97	66	6	(1)	11	16	(43)	(49)	(26)	(34)	22	29	93	61
Deferred	(13)	62	(20)	(22)	(33)	40	13	25	6	(2)	38	104	57	127	(6)	(58)	18	109
Total income tax provision (recovery)	41	78	23	28	64	106	19	24	17	14	(5)	55	31	93	16	(29)	111	170
Net earnings (loss)	118	226	67	83	185	309	53	68	52	39	(11)	87	94	194	(102)	(29)	177	474
Intersegment revenues	270	520	—	—	270	520	141	35	186	43	—	—	327	78	—	—	597	598
Expenditures on exploration and evaluation assets(4)	149	56	—	—	149	56	—	—	—	—	—	—	—	—	—	—	149	56
Expenditures on property, plant and equipment(4)	1,131	1,186	41	19	1,172	1,205	43	17	32	33	99	113	174	163	42	49	1,388	1,417

(1)	Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.

(2)	Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.

(3)	Gross revenues, marketing and other and purchases of crude oil and products have been recast to reflect a change in the classification of certain trading transactions.

(4)	Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 7

Segmented Financial Information

	Upstream						Downstream								Corporate and Eliminations(2)		Total
($ millions)	Exploration and Production(1)		Infrastructure and Marketing		Total		Upgrading		Canadian Refined Products		U.S. Refining and Marketing		Total
Year ended December 31,	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Gross revenues(3)	7,333	6,581	2,134	2,377	9,467	8,958	2,023	2,191	3,737	3,848	10,728	9,856	16,488	15,895	(2,086)	(2,303)	23,869	22,550
Royalties	(864)	(693)	—	—	(864)	(693)	—	—	—	—	—	—	—	—	—	—	(864)	(693)
Marketing and other(3)	—	—	312	398	312	398	—	—	—	—	—	—	—	—	—	—	312	398
Revenues, net of royalties	6,469	5,888	2,446	2,775	8,915	8,663	2,023	2,191	3,737	3,848	10,728	9,856	16,488	15,895	(2,086)	(2,303)	23,317	22,255
Expenses
Purchases of crude oil and products(3)	91	73	2,004	2,258	2,095	2,331	1,378	1,636	3,134	3,208	9,546	8,544	14,058	13,388	(2,086)	(2,303)	14,067	13,416
Production and operating expenses	2,016	1,875	14	12	2,030	1,887	161	150	193	184	409	385	763	719	—	4	2,793	2,610
Selling, general and administrative expenses	240	175	19	21	259	196	7	3	60	58	15	13	82	74	217	178	558	448
Depletion, depreciation, amortization and impairment	2,515	2,121	20	22	2,535	2,143	96	102	90	83	233	212	419	397	51	40	3,005	2,580
Exploration and evaluation expenses	246	344	—	—	246	344	—	—	—	—	—	—	—	—	—	—	246	344
Other – net	(35)	(105)	(3)	—	(38)	(105)	(27)	(17)	(5)	(2)	—	4	(32)	(15)	(17)	(3)	(87)	(123)
Earnings (loss) from operating activities	1,396	1,405	392	462	1,788	1,867	408	317	265	317	525	698	1,198	1,332	(251)	(219)	2,735	2,980
Share of equity investment	(10)	(11)	—	—	(10)	(11)	—	—	—	—	—	—	—	—	—	—	(10)	(11)
Financial items
Net foreign exchange gains (losses)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	21	14	21	14
Finance income	4	5	—	—	4	5	—	—	—	—	—	—	—	—	47	88	51	93
Finance expenses	(107)	(78)	—	—	(107)	(78)	(7)	(11)	(5)	(6)	(3)	(5)	(15)	(22)	(47)	(140)	(169)	(240)
Earnings (loss) before income taxes	1,283	1,321	392	462	1,675	1,783	401	306	260	311	522	693	1,183	1,310	(230)	(257)	2,628	2,836
Provisions for (recovery of) income taxes
Current	162	134	222	171	384	305	19	31	65	89	18	(1)	102	119	103	112	589	536
Deferred	169	211	(122)	(55)	47	156	85	49	1	(9)	165	258	251	298	(88)	(176)	210	278
Total income tax provision (recovery)	331	345	100	116	431	461	104	80	66	80	183	257	353	417	15	(64)	799	814
Net earnings (loss)	952	976	292	346	1,244	1,322	297	226	194	231	339	436	830	893	(245)	(193)	1,829	2,022
Intersegment revenues	1,714	2,003	—	—	1,714	2,003	172	134	200	166	—	—	372	300	—	—	2,086	2,303
Expenditures on exploration and evaluation assets(4)	575	273	—	—	575	273	—	—	—	—	—	—	—	—	—	—	575	273
Expenditures on property, plant and equipment(4)	3,689	3,833	96	54	3,785	3,887	205	47	109	97	220	313	534	457	134	84	4,453	4,428
As at December 31,
Total exploration and evaluation assets and property, plant and equipment, net	23,833	21,625	585	520	24,418	22,145	1,175	1,056	1,286	1,222	3,763	3,536	6,224	5,814	252	168	30,894	28,127
Total assets	24,653	22,774	1,670	1,506	26,323	24,280	1,355	1,242	1,788	1,646	5,537	5,326	8,680	8,214	1,901	2,667	36,904	35,161
(1) Includes allocated depletion, depreciation, amortization and impairment related to assets in Infrastructure and Marketing as these assets provide a service to Exploration and Production.
(2) Eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices.
(3) Gross revenues, marketing and other and purchases of crude oil and products have been recast to reflect a change in the classification of certain trading transactions.
(4) Excludes capitalized costs related to asset retirement obligations and capitalized interest incurred during the period. Includes assets acquired through acquisitions.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 8

Note 2Basis of Presentation
The condensed interim consolidated financial statements have been prepared by management and reported in Canadian dollars in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s 2012 Annual Report.
The condensed interim consolidated financial statements have been prepared, for all periods presented, following the same accounting policies and methods of computation as described in Note 3 to the consolidated financial statements for the fiscal year ended December 31, 2012, except for the newly issued standards and amendments as discussed below.
Certain prior period amounts have been reclassified to conform with current presentation, including the change in classification of certain trading activities.
These condensed interim consolidated financial statements were approved and signed by the Chair of the Audit Committee and Chief Executive Officer on February 11, 2014.
Note 3Significant Accounting Policies
Changes in Accounting Policy
The following new accounting standards and amendments to existing standards, as issued by the IASB, have been adopted by the Company effective January 1, 2013.
New Accounting Standards
IFRS 10, “Consolidated Financial Statements” provides a single control model to be applied in the assessment of control for all entities in which the Company has an investment. The adoption of this standard had no impact on the Company's consolidated financial statements.
IFRS 11, “Joint Arrangements” classifies joint arrangements as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation and apply proportionate consolidation, while parties to a joint venture have rights to the net assets of the venture and apply equity accounting. As a result of identifying and analyzing the applicability of these new standards, the Company's Madura joint arrangement is no longer accounted for using proportionate consolidation. It is accounted for on an equity basis as it meets the IFRS 11 definition of a joint venture. The Company's share of income or loss in the Madura joint arrangement is included as share of equity investment on the consolidated statements of income. The adoption of this standard resulted in the following cumulative balance sheet impact, applied prospectively from January 1, 2012.

Balance Sheet Impact ($ millions)
	December 31, 2012	January 1, 2012
Accounts receivable	(4)	(4)
Exploration and evaluation assets	(37)	(14)
Property, plant and equipment, net	(45)	(42)
Investment in joint ventures	132	91
Other assets	(25)	—
Accounts payable and accrued liabilities	1	18
Other long-term liabilities	3	(24)
Deferred tax liabilities	(25)	(25)
Total Balance Sheet Impact	—	—

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 9

IFRS 12, “Disclosure of Interests in Other Entities” contains new annual disclosure requirements for interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard will not have a material impact on the Company's annual consolidated financial statement disclosures.
IFRS 13, “Fair Value Measurement” establishes a single source of guidance for fair value measurement and disclosure of financial and non‐financial items under IFRS. The adoption of this standard had an immaterial impact on the Company's consolidated financial statements.
Amendments to Standards
Amendments to IFRS 7, “Financial Instruments Disclosures” require additional disclosures regarding the Company's financial assets and financial liabilities that are subject to set-off rights and related arrangements. Refer to Note 11 for the additional disclosures required.
Amendments to IAS 28, “Investments in Associates and Joint Ventures” provide additional guidance applicable to accounting for interests in joint ventures or associates using the equity method of accounting. The adoption of this amended standard had no impact on the Company's consolidated financial statements.
Amendments to IAS 19, “Employee Benefits” replaced the corridor approach with immediate recognition of actuarial re-measurements and past service costs, modified the calculation of benefit costs and eliminated the expected returns on plan assets through profit or loss. Additional disclosures regarding risk, judgments and assumptions are required.
The adoption of this amended standard resulted in the following balance sheet impact, applied retrospectively to January 1, 2010.

Balance Sheet Impact ($ millions)
	2012	2011	2010	Total
Increase/(decrease) in net defined benefit liability	1	2	(12)	(9)
Increase/(decrease) in retained earnings	(1)	(2)	12	9
Total balance sheet impact	—	—	—	—
Recent Accounting Standards
The IASB issued amendments to IAS 36, “Impairment of Assets” that require retrospective application and will be effective for the Company on January 1, 2014. The adoption of these amendments are not expected to have a material impact on the Company's consolidated financial statements.
Note 4Exploration and Evaluation Assets

Exploration and Evaluation Assets ($ millions)
December 31, 2012 (note 3)	773
Additions	574
Acquisitions	1
Transfers to oil and gas properties (note 5)	(209)
Expensed exploration expenditures previously capitalized	(10)
Exchange adjustments	15
December 31, 2013	1,144

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 10

Note 5     Property, Plant and Equipment

Property, Plant and Equipment ($ millions)	Oil and Gas Properties	Processing, Transportation and Storage	Upgrading	Refining	Retail and Other	Total
Cost
December 31, 2012 (note 3)	38,781	981	2,006	5,094	2,225	49,087
Additions	3,890	93	206	282	179	4,650
Acquisitions	38	—	—	—	—	38
Transfers from exploration and evaluation (note 4)	209	—	—	—	—	209
Transfers between categories	—	—	—	(27)	27	—
Changes in asset retirement obligations	68	17	9	12	35	141
Disposals and derecognition	(66)	(11)	—	(1)	(16)	(94)
Exchange adjustments	161	—	—	316	—	477
December 31, 2013	43,081	1,080	2,221	5,676	2,450	54,508
Accumulated depletion, depreciation and amortization
December 31, 2012	(17,947)	(443)	(950)	(1,260)	(1,133)	(21,733)
Depletion, depreciation, amortization and impairment(1)	(2,501)	(36)	(96)	(255)	(119)	(3,007)
Transfers between categories	—	—	—	12	(12)	—
Disposals and derecognition	55	—	—	1	13	69
Exchange adjustments	(15)	—	—	(72)	—	(87)
December 31, 2013	(20,408)	(479)	(1,046)	(1,574)	(1,251)	(24,758)
Net book value
December 31, 2012 (note 3)	20,834	538	1,056	3,834	1,092	27,354
December 31, 2013	22,673	601	1,175	4,102	1,199	29,750
(1) Depletion, depreciation, amortization and impairment for the year ended December 31, 2013 does not include an amortization recovery of research and development assets of $1 million (2012 - expense of $5 million) and an exchange adjustment of $1 million (2012 - $8 million).

Included in depletion, depreciation, amortization and impairment expense recognized in the fourth quarter of 2013 is a non-cash impairment charge of $275 million (2012 - nil) on conventional natural gas assets located in Western Canada in the Upstream segment. The impairment charge, attributed to East Central, Alberta, was the result of low estimated long-term future natural gas prices and a reduction of natural gas property development. The recoverable amount was $384 million as at December 31, 2013 and was estimated based on value-in-use methodology using estimated discounted cash flows based on proved plus probable reserves and discounted using an average pre-tax discount rate of 8% (2012 - 8%).

Note 6Cash Flows – Change in Non-cash Working Capital

Non-cash Working Capital ($ millions)	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Decrease (increase) in non-cash working capital
Accounts receivable(1)	(260)	(146)	200	318
Inventories	460	44	30	329
Prepaid expenses	4	(26)	(22)	(29)
Accounts payable and accrued liabilities	52	316	116	364
Change in non-cash working capital	256	188	324	982
Relating to:
Operating activities(1)	(188)	2	(21)	847
Financing activities	(12)	5	(19)	79
Investing activities	456	181	364	56
(1)     Non-cash working capital for 2012 has been adjusted to reflect the impact of equity method accounting with respect to Madura joint arrangement.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 11

Note 7 Long-term Debt

		Canadian $ Amount		U.S. $ Denominated
Long-term Debt ($ millions)	Maturity	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Long-term debt
5.90% notes(1)	2014	—	746	—	750
3.75% medium-term notes	2015	300	300	—	—
7.55% debentures(1)	2016	213	199	200	200
6.20% notes(1)	2017	319	298	300	300
6.15% notes(1)	2019	319	298	300	300
7.25% notes(1)	2019	798	746	750	750
5.00% medium-term notes	2020	400	400	—	—
3.95% senior unsecured notes(1)	2022	532	498	500	500
6.80% notes(1)	2037	411	385	387	387
Debt issue costs(2)		(21)	(24)	—	—
Unwound interest rate swaps		50	72	—	—
Long-term debt		3,321	3,918	2,437	3,187
Long-term debt due within one year
5.90% notes(1)	2014	798	—	750	—

(1)	The Company’s U.S. denominated debt is designated as a hedge of the Company’s net investment in its U.S. refining operations. Refer to Note 11.

(2)	Calculated using the effective interest rate method.
On March 22, 2012, the Company issued U.S. $500 million of 3.95% senior unsecured notes due April 15, 2022 pursuant to a universal short form base shelf prospectus filed with the Alberta Securities Commission and the U.S. Securities and Exchange Commission on June 13, 2011 and an accompanying prospectus supplement. The notes are redeemable at the option of the Company at a make-whole premium and interest is payable semi-annually. The notes are unsecured and unsubordinated and rank equally with all of the Company’s other unsecured and unsubordinated indebtedness.

On June 15, 2012, the Company repaid the maturing 6.25% notes issued under a trust indenture dated June 14, 2002. The amount paid to note holders was U.S. $413 million, including U.S. $13 million of interest. The amount paid to note holders was equivalent to $410 million in Canadian dollars.
On December 14, 2012, the Company amended and restated both of its revolving syndicated credit facilities to allow the Company to borrow up to $1.5 billion and $1.6 billion in either Canadian or U.S. currency from a group of banks on an unsecured basis. The maturity date for the $1.5 billion facility was extended to December 14, 2016 and there was no change to the August 31, 2014 maturity date of the $1.6 billion facility. In February 2013, the limit on the $1.5 billion facility was increased to $1.6 billion. There continues to be no difference between the terms of these facilities, other than their maturity dates. As at December 31, 2013, there were no amounts drawn under the facilities.
On December 31, 2012, the Company filed a universal short form base shelf prospectus (the "Canadian Shelf Prospectus") with applicable securities regulators in each of the provinces of Canada, other than Quebec, that enables the Company to offer up to $3.0 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units in Canada up to and including January 30, 2015. As at December 31, 2013, the Company had not issued securities under the Canadian Shelf Prospectus. The ability of the Company to raise capital utilizing the Canadian Shelf Prospectus is dependent on market conditions at the time of sale.
On October 31, 2013 and November 1, 2013, the Company filed a universal short form base shelf prospectus (the "U.S. Shelf Prospectus") with the Alberta Securities Commission and the U.S. Securities and Exchange Commission, respectively, that enables the Company to offer up to U.S. $3.0 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units of the Company in the United States up to and including November 30, 2015.  As at December 31, 2013, the Company had not issued securities under the U.S. Shelf Prospectus. The ability of the Company to raise capital utilizing the U.S. Shelf Prospectus is dependent on market conditions at the time of sale.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 12

Note 8Financial Items

Financial Items ($ millions)	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Foreign exchange
Gains (losses) on translation of U.S. dollar denominated long-term debt	—	(4)	(11)	43
Gains on cross currency swaps	—	—	—	2
Gains (losses) on contribution receivable	6	15	27	(7)
Other foreign exchange gains (losses)	7	(12)	5	(24)
Net foreign exchange gains	13	(1)	21	14
Finance income
Contribution receivable	2	9	22	53
Interest income	5	11	19	34
Other	8	1	10	6
Finance income	15	21	51	93
Finance expenses
Long-term debt	(59)	(56)	(233)	(232)
Contribution payable	(20)	(19)	(80)	(81)
Other	1	—	3	(3)
	(78)	(75)	(310)	(316)
Interest capitalized(1)	75	54	266	173
	(3)	(21)	(44)	(143)
Accretion of asset retirement obligations (note 9)	(30)	(21)	(118)	(87)
Accretion of other long-term liabilities (note 11)	(1)	(3)	(7)	(10)
Finance expenses	(34)	(45)	(169)	(240)
	(6)	(25)	(97)	(133)
(1) Interest capitalized on project costs is calculated using the Company’s annualized effective interest rate of 6% (2012 – 6%).
Note 9Asset Retirement Obligations ("ARO")
At December 31, 2013, the estimated total undiscounted inflation adjusted amount required to settle the Company’s ARO was $12.3 billion (December 31, 2012 – $10.3 billion). These obligations will be settled based on the useful lives of the underlying assets, which currently extend an average of 49 years into the future. This amount has been discounted using a credit-adjusted risk-free rate of 3.1% to 5.3% (December 31, 2012 – 2.8% to 4.7%). Obligations related to environmental remediation and cleanup of oil and gas producing assets are included in the estimated ARO.
The change in estimates in 2013 are related to increased cost estimates and asset growth offset by higher average discount rates and a revision of the timing of future ARO cash flows.
While the provision is based on management's best estimates of future costs, discount rates, and the economic lives of the assets, there is uncertainty regarding the amount and timing of incurring these costs.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 13

A reconciliation of the carrying amount of asset retirement obligations at December 31, 2013 is set out below.

Asset Retirement Obligations ($ millions)
December 31, 2012	2,793
Additions	78
Liabilities settled	(142)
Liabilities disposed	(6)
Change in discount rate	(288)
Change in estimates	351
Exchange adjustment	14
Accretion (note 8)	118
December 31, 2013	2,918
Expected to be incurred within one year	210
Expected to be incurred beyond one year	2,708
Note 10     Share Capital
Common Shares

Common Shares	Number of Shares	Amount ($ millions)
December 31, 2012	982,229,220	6,939
Stock dividends	290,667	8
Options exercised	859,187	27
December 31, 2013	983,379,074	6,974
During the three months and year ended December 31, 2013, the Company declared dividends of $0.30 per common share and $1.20 per common share (three months and year ended December 31, 2012 – $0.30 per common share and $1.20 per common share), resulting in total dividends of $295 million and $1,180 million (three months and year ended December 31, 2012 – $295 million and $1.2 billion), respectively. At December 31, 2013, $295 million, including $291 million in cash and $4 million in common shares (December 31, 2012 – $295 million, including $293 million in cash and $2 million in common shares), was payable to shareholders on account of dividends declared. Of the $1.2 billion paid to shareholders during the year ended December 31, 2013, $8 million was paid in common shares (2012 – $1.2 billion, including $607 million in common shares).
Preferred Shares
During the three months and year ended December 31, 2013, the Company declared dividends payable of $3 million and $13 million (three months and year ended December 31, 2012 – $3 million and $13 million), respectively, on the Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”). There were no amounts payable as dividends on the Series 1 Preferred Shares at December 31, 2013 (December 31, 2012 – nil). During the year ended December 31, 2013, $13 million was paid as dividends on the Series 1 Preferred Shares (2012 - $17 million).
Stock-based Compensation
The following table summarizes the total expense recognized in selling, general and administrative expenses in the condensed interim consolidated statements of income for the Company's stock option plan and Performance Share Units ("PSU") for the three months and years ended December 31, 2013 and 2012.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 14

Stock-based Compensation ($ millions)	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Stock option plan	66	27	83	42
PSU	7	6	22	12
Stock-based compensation expense	73	33	105	54
Earnings per Share

Earnings per Share ($ millions)	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Net earnings	177	474	1,829	2,022
Effect of dividends declared on preferred shares in the period	(3)	(3)	(13)	(13)
Net earnings - basic and diluted(1)	174	471	1,816	2,009

(millions)
Weighted average common shares outstanding - basic	983.4	982.1	983.0	975.8
Effect of stock dividends declared in the period	1.4	0.1	0.6	0.1
Weighted average common shares outstanding - diluted	984.8	982.2	983.6	975.9

Earnings per share – basic ($/share)	0.18	0.48	1.85	2.06
Earnings per share – diluted ($/share)	0.18	0.48	1.85	2.06

(1)
Stock-based compensation expense was $66 million and $83 million based on cash-settlement for the three months and year ended December 31, 2013 (three months and year ended December 31, 2012 – expense of $27 million and $42 million), respectively. Stock-based compensation expense was $6 million and $29 million based on equity-settlement for the three months and year ended December 31, 2013 (three months and year ended December 31, 2012 - expense of $8 million and $33 million), respectively. For the three months and year ended December 31, 2013, cash-settlement of stock options was used to calculate diluted earnings per share as it was considered more dilutive than equity-settlement.

There were 19 million and 26 million tandem options excluded from the calculation of diluted earnings per share for the three months and year ended December 31, 2013, respectively, as these options were anti-dilutive (three months and year ended December 31, 2012 - 29 million tandem options). There were 96,150 tandem performance options excluded from the calculation of diluted earnings per share for both the three months and year ended December 31, 2013 as these options were anti-dilutive (three months and year ended December 31, 2012 - 1 million tandem performance options).

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 15

Note 11    Financial Instruments and Risk Management
Financial Instruments
The Company's financial instruments include cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, contribution payable, and portions of other assets and other long-term liabilities.
The following table summarizes the Company's financial instruments that are carried at fair value in the consolidated balance sheets:

Financial Instruments at Fair Value ($ millions)	As at December 31, 2013	As at December 31, 2012
Derivatives – fair value through profit or loss ("FVTPL")
Accounts receivable	18	13
Accounts payable and accrued liabilities	(19)	(5)
Other assets, including derivatives	2	1
Other – FVTPL(1)
Accounts payable and accrued liabilities	(29)	(27)
Other long-term liabilities	(31)	(78)
Hedging instruments (2)
Derivatives designated as a cash flow hedge	37	1
Hedge of net investment(3)	(93)	88
	(115)	(7)

(1)	Non-derivative items related to contingent consideration recognized as part of a business acquisition.

(2)	Hedging instruments are presented net of tax.

(3)	Represents the translation of the Company's U.S. denominated long-term debt designated as a hedge of the Company's net investment in its U.S. refining operations.
The Company's other financial instruments that are not related to derivatives, contingent consideration or hedging activities are included in cash and cash equivalents, accounts receivable, contribution receivable, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and contribution payable. These financial instruments are classified as loans and receivables or other financial liabilities and are carried at amortized cost. Excluding long-term debt, the carrying values of these financial instruments and cash and cash equivalents approximate their fair values.
The fair value of long-term debt represents the present value of future cash flows associated with the debt. Market information such as treasury rates and credit spreads are used to determine the appropriate discount rates. These fair value determinations are compared to quotes received from financial institutions to ensure reasonability. The estimated fair value of long-term debt at December 31, 2013 was $4.6 billion (December 31, 2012 - $4.6 billion).
The Company’s financial assets and liabilities that are recorded at fair value on a recurring basis have been categorized into one of three categories based upon the fair value hierarchy. Level 1 fair value measurements are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair value measurements of assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 fair value measurements are based on inputs that are unobservable and significant to the overall fair value measurement.
The estimation of the fair value of commodity derivatives and held-for-trading inventories incorporates forward prices and adjustments for quality and location. The estimation of the fair value of interest rate and foreign currency derivatives incorporates forward market prices, which are compared to quotes received from financial institutions to ensure reasonability. The estimation of the fair value of the net investment hedge incorporates foreign exchange rates and market interest rates from financial institutions. All financial assets and liabilities are classified as Level 2 measurements with the exception of contingent consideration payments. During the three months and year ended December 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 16

Contingent consideration payments, based on the average differential between heavy and synthetic crude oil prices until 2014, are classified as Level 3 fair value measurements and included in accounts payable and accrued liabilities and other long-term liabilities. The fair value of the contingent consideration is determined through forecasts of synthetic crude oil volumes, crude oil prices, and forward price differentials deemed specific to the Company’s Upgrader. A reconciliation of changes in fair value of financial liabilities classified in Level 3 is provided below:

Level 3 Valuations ($ millions)

Balance as at December 31, 2012	105
Accretion (note 8)	7
Upside interest payment	(25)
Decrease on revaluation(1)	(27)
Balance as at December 31, 2013	60
Expected to be incurred within 1 year	29
Expected to be incurred beyond 1 year	31
(1) Revaluation of the contingent consideration liability is recorded in other – net in the consolidated statements of income.
Risk Management
The Company is exposed to risks related to the volatility of commodity prices, foreign exchange rates and interest rates. In certain instances, the Company uses derivative instruments to manage the Company’s exposure to these risks. Derivative instruments are recorded at fair value in accounts receivable, other assets, and accounts payable and accrued liabilities in the condensed interim consolidated balance sheets. The Company has crude oil and natural gas inventory held in storage related to commodity price risk management contracts that is recognized at fair value. The Company employs risk management strategies and policies to ensure that any exposures to risk are in compliance with the Company’s business objectives and risk tolerance levels.
Net Investment Hedge
At December 31, 2013, the Company had designated all of its U.S. $3.2 billion denominated debt as a hedge of the Company’s net investment in its U.S. refining operations (December 31, 2012 – U.S. $2.8 billion). For the three months and year ended December 31, 2013, the Company incurred unrealized losses of $97 million and $180 million (three months and year ended December 31, 2012 – unrealized loss of $27 million and unrealized gain of $15 million), respectively, arising from the translation of the debt, net of tax of $15 million and $27 million (three months and year ended December 31, 2012 – net of tax of $4 million and $2 million), respectively, which were recorded in net investment hedge within other comprehensive income.
Interest Rate Swaps
At December 31, 2013, the balance in long-term debt related to deferred gains resulting from unwound interest rate swaps that were designated as a fair value hedge was $50 million (December 31, 2012 – $72 million). The amortization of the accrued gain upon terminating the interest rate swaps resulted in offsets to finance expenses of $6 million and $22 million for the three months and year ended December 31, 2013 (three months and year ended December 31, 2012 – offsets of $5 million and $21 million), respectively.
The Company has entered into a cash flow hedge using forward starting interest rate swap arrangements whereby the Company fixed the underlying U.S. 10-year Treasury Bond rate on U.S. $500 million to June 16, 2014. The effective portion of these contracts has been recorded at fair value in other assets; there was no ineffective portion at December 31, 2013. For the three months and year ended December 31, 2013, the Company incurred unrealized gains of $9 million and $36 million (three months and year ended December 31, 2012 – unrealized gains of $2 million and $3 million), respectively, arising from the revaluation of the forward starting swaps, net of tax of $4 million and $13 million (three months and year ended December 31, 2012 – net of tax of nil and $1 million), respectively, which were recorded in cash flow hedge within other comprehensive income.

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 17

The forward starting swaps had the following terms and fair value as at December 31, 2013:

		As at December 31, 2013
Forward Starting Swaps ($ millions)	Swap Rate(1)	Notional Amount (U.S. $ millions)	Fair Value
Swap maturity
June 15, 2024	2.24%	105	10
June 16, 2024	2.25%	310	31
June 17, 2024	2.24%	85	9
		500	50

(1)	Weighted average rate.
The following represents the cumulative fair value adjustments on the Company's other risk management contracts as at December 31, 2013:

Risk Management ($ millions)	As at December 31, 2013
	Asset	Liability	Net
Commodity price
Natural gas contracts	15	(7)	8
Natural gas storage contracts	2	(2)	—
Natural gas storage inventory(1)	27	—	27
Crude oil contracts	2	(10)	(8)
Crude oil inventory(2)	49	—	49
Foreign currency
Foreign currency forwards	—	—	—
	95	(19)	76

(1)
Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party physical purchase and sale contracts for natural gas held in storage. Total fair value of the related natural gas storage inventory was $124 million at December 31, 2013.

(2)
Represents the fair value adjustment to inventory recognized in the condensed interim consolidated balance sheets related to third party crude oil physical purchase and sale contracts. Total fair value of the related crude oil inventory was $297 million at December 31, 2013.

The gains (losses) recognized on other risk management positions for the three months and year ended December 31, 2013 are set out below.

	Three months ended December 31, 2013
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses
Commodity price
Natural gas	4	4	—	—
Crude oil	44	—	—	—
	48	4	—	—
Foreign currency
Foreign currency forwards(1)	—	—	(1)	(6)
	48	4	(1)	(6)
(1)    Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 18

	Year ended December 31, 2013
Gross Earnings Impact ($ millions)	Marketing and Other	Purchases of Crude Oil and Products	Other – Net	Net Foreign Exchange Losses
Commodity price
Natural gas	16	12	1	—
Crude oil	(9)	—	—	—
	7	12	1	—
Foreign currency
Foreign currency forwards(1)	—	—	1	(27)
	7	12	2	(27)

(1)	Unrealized gains or losses from short-dated foreign currency forwards are included in other – net, while realized gains or losses are included in net foreign exchange gains (losses).
Offsetting Financial Assets and Liabilities
The tables below outline the financial assets and financial liabilities that are subject to set-off rights and related arrangements, and the effect of those rights and arrangements on the condensed interim consolidated balance sheets:

	As at December 31, 2013
Offsetting Financial Assets and Liabilities ($ millions)	Gross Amount	Amount Offset	Net Amount
Financial assets
Financial derivatives	22	(5)	17
Normal purchase and sale agreements	551	(170)	381
	573	(175)	398
Financial liabilities
Financial derivatives	(293)	271	(22)
Normal purchase and sale agreements	(778)	284	(494)
	(1,071)	555	(516)

	As at December 31, 2012
Offsetting Financial Assets and Liabilities ($ millions)	Gross Amount	Amount Offset	Net Amount
Financial assets
Financial derivatives	36	(5)	31
Normal purchase and sale agreements	595	(116)	479
	631	(121)	510
Financial liabilities
Financial derivatives	(141)	138	(3)
Normal purchase and sale agreements	(687)	260	(427)
	(828)	398	(430)

HUSKY ENERGY INC. | Q4 | CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS | 19